UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2022

Commission file number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

1 Hayarden Street • Airport City, Lod 7019900 • ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 31, 2022, the Board of Directors appointed Ms. Shira Fayans Birenbaum as a Class II director to fill a vacancy on the Board of Directors. Ms. Fayans Birenbaum’s term as a Class II director runs until the 2022 Annual General Meeting of Shareholders.

Ms. Shira Fayans Birenbaum holds the position of President Global of CYMPIRE Ltd., a cyber simulation platform, as well as serving as a board member at ION Acquisition Corp (NYSE: IACC), a SPAC's franchise company, at POMVOM Ltd. (TASE: PMVM), at Cyber Innovative Technologies as an advisory board member. Ms. Fayans Birenbaum has 25 years of experience as a Board Member in publicly traded companies such as investment houses, banks, insurance, real estate, manufacturers, semiconductor and educational institutions. In the years 2014-2019, Ms. Fayans Birenbaum held the position of COO and CMO of Microsoft Israel (NASDAQ:MSTF) leading Digital Transformation. Ms. Fayans Birenbaum holds an MBA and BA both from Tel Aviv University and Marketing management certification studies from The College of Management Academic studies.

The information set forth in this Report on Form 6-K is hereby incorporated by reference into the: (i) Registrant’s Registration Statement on Form F-3ASR, File No. 333-238867; (ii) Registrant’s Registration Statement on Form S-8, File No. 333-11894; (iii) Registrant’s Registration Statement on Form S-8, File No. 333-13268; (iv) Registrant’s Registration Statement on Form S-8, File No. 333-105473; (v) Registrant’s Registration Statement on Form S-8, File No. 333-144825; (vi) Registrant’s Registration Statement on Form S-8, File No. 333-160330; (vii) Registrant’s Registration Statement on Form S-8, File No. 333-170676; (viii) Registrant’s Registration Statement on Form S-8, File No. 333-190437; (ix) Registrant’s Registration Statement on Form S-8, File No. 333-210438; and (x) Registrant’s Registration Statement on Form S-8, File No. 333-230388.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ ITAMAR ROSEN
Itamar Rosen, Advocate
Chief Legal Officer and Company Secretary

Dated: March 31, 2022